                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             Cyberian Outpost, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    231914102
            --------------------------------------------------------
                                 (CUSIP Number)

                                Kathryn J. Kolder
                             Fry's Electronics, Inc.
                              600 East Brokaw Road
                           San Jose, California 95112
                                  408-487-4500

                           Kathy Woeber Gardner, Esq.
                      Orrick, Herrington & Sutcliffe LLP
                                 400 Sansome St.
                             San Francisco, CA 94111
                                  415-773-5719

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   May 8, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                             -------------------------
CUSIP NO. 231914102                                    PAGE 2 OF 9 PAGES
--------------------------                             -------------------------


------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       FRY'S ELECTRONICS, INC.


------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                          (b)[ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [ ]
        ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       CALIFORNIA
------ -------------------------------------------------------------------------
                   7      SOLE VOTING POWER
                          3,150,000
     NUMBER OF     ------ ------------------------------------------------------
      SHARES       8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             NONE
       EACH        ------ ------------------------------------------------------
    REPORTING      9      SOLE DISPOSITIVE POWER
     PERSON
       WITH               3,150,000
                   ------ ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          NONE
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,150,000 SHARES
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9667%
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
------ -------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                             -------------------------
CUSIP NO. 231914102                                    PAGE 3 OF 9 PAGES
--------------------------                             -------------------------


------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       THE TAW, L.P.


------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[ ]
                                                                          (b)[ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [ ]
        ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       CALIFORNIA
------ -------------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          3,150,000
   NUMBER OF       ------ ------------------------------------------------------
     SHARES        8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              NONE
      EACH         ------ ------------------------------------------------------
    REPORTING      9      SOLE DISPOSITIVE POWER
     PERSON
      WITH                3,150,000
                   ------ ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          NONE
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,150,000 SHARES
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9667%
------ -------------------------------------------------------------------------

------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       PN
------ -------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                             -------------------------
CUSIP NO. 231914102                                    PAGE 4 OF 9 PAGES
--------------------------                             -------------------------

ITEM 1 - SECURITY AND ISSUER

       This Statement relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Cyberian Outpost, Inc., a/k/a Outpost.com, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 23 North Main Street -- PO Box 636, Kent, Connecticut 06757.

ITEM 2 - IDENTITY AND BACKGROUND

(a, b, c, and f) This Statement is being jointly filed by (i) Fry's Electronics, Inc., a California corporation ("Fry's"), the principal business of which is retail electronics sales and service; the principal office of Fry's is 600 East Brokaw Road, San Jose, California 95112; and (ii) The TAW, L.P., a California limited partnership ("TAW"), the controlling shareholder of Fry's, the principal business of which is to act as the controlling shareholder of Fry's; the principal office of TAW is 600 East Brokaw Road, San Jose, California.

Schedule I attached hereto sets forth the name, principal occupation, and citizenship of each of the directors and executive officers of Fry's. The directors and executive officers of Fry's are employees of Fry's and their business address is the address for Fry's listed above.

The general partner of TAW is R.D.J., LLC, a California limited liability company ("RDJ"), the principal business of which is to act as general partner of TAW. The principal office of RDJ is 600 East Brokaw Road, San Jose, California 95112.

(d and e) During the last five years, none of Fry's, TAW, RDJ, or any of the persons listed on Schedule I (i ) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds Fry's used to purchase the 3,150,000 shares of Common Stock currently owned by it, was approximately $2,289,758. The funds used to purchase the Common Stock were from the working capital of Fry's.

ITEM 4 - PURPOSE OF TRANSACTION

Fry's believes the Issuer's Common Stock represent an attractive investment opportunity at this time. Fry's intends to review its investment in the Issuer on a continuing basis and may purchase additional shares of Common Stock from time to time in the open market or in private transactions, depending on Fry's evaluation of the Issuer's business, prospects, and financial condition, the market for the Issuer's shares, other opportunities available to Fry's, prospects for Fry's own business, general stock market and

                                  SCHEDULE 13D

--------------------------                             -------------------------
CUSIP NO. 231914102                                    PAGE 5 OF 9 PAGES
--------------------------                             -------------------------

economic conditions, tax considerations, and other factors. Upon the basis of its continuing review of such investment position, Fry's may decide to sell all or part of its investment position in the Issuer.

Other than as set forth above, neither Fry's, TAW, or any of the other persons listed in Item 2 has any present plans or proposals which relate to or would result in any of the transactions or events set forth in clauses (a) through (j) of Item 4 of Schedule 13D as set forth in Rule 13d-101 of the rules and regulations of the Securities and Exchange Commission promulgated under the Exchange Act.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

(a) Fry's beneficially owns, and TAW beneficially owns, as the controlling shareholder of Fry's, 3,150,000 shares of Common Stock, constituting approximately 9.9667% of the outstanding Common Stock (based on the Issuer's Form 10-Q for the quarterly period ended November 30, 2000, filed January 12, 2001, assuming no change in outstanding Common Stock). RDJ, as the general partner of TAW, may be deemed to indirectly beneficially own the Common Stock beneficially owned by Fry's and TAW; RDJ disclaims such beneficial ownership.

(b) Each of Fry's and TAW has the sole power to vote and the sole power to dispose of the Common Stock owned by it.

(c) The table set forth on Schedule II contains certain information with respect to all transactions by Fry's in the Common Stock during the past 60 days. TAW did not effect directly any transactions in the Common Stock during the past 60 days.

(d) No person other than Fry's and TAW, as the controlling shareholder of Fry's, has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Fry's and TAW.

(e) Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

       Exhibit 1 -- Joint Filing Agreement.

                                  SCHEDULE 13D

--------------------------                             -------------------------
CUSIP NO. 231914102                                    PAGE 6 OF 9 PAGES
--------------------------                             -------------------------

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2001

                                        FRY'S ELECTRONICS, INC.


                                        By: /s/ Kathryn J. Kolder
                                           ------------------------------------
                                           Name: Kathryn J. Kolder
                                           Title: Executive Vice President


                                        THE TAW, L.P.


                                        By:  R.D.J., LLC, as General Partner


                                           By: /s/ David A. Fry
                                              ----------------------------------
                                              Name: David A. Fry
                                              Title: Member

                                  SCHEDULE 13D

--------------------------                             -------------------------
CUSIP NO. 231914102                                    PAGE 7 OF 9 PAGES
--------------------------                             -------------------------

                                   SCHEDULE I

Set forth below is certain information required by Item 2 of Schedule 13D for each executive officer and director of Fry's:



--------------------------------------------------------------------------------------
NAME                   OFFICER/DIRECTOR        CITIZENSHIP        PRINCIPAL OCCUPATION

--------------------------------------------------------------------------------------
Kathryn J. Kolder      Director/Officer        U.S.A.             Director and
                                                                  Executive Vice
                                                                  President
--------------------------------------------------------------------------------------
William R. Fry         Director/Officer        U.S.A.             Director and
                                                                  President
--------------------------------------------------------------------------------------
David A. Fry           Director/Officer        U.S.A.             Director, Chief
                                                                  Information Officer
                                                                  and Chief Financial
                                                                  Officer
--------------------------------------------------------------------------------------
John C. Fry            Director/Officer        U.S.A.             Director and Chief
                                                                  Executive Officer
--------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                             -------------------------
CUSIP NO. 231914102                                    PAGE 8 OF 9 PAGES
--------------------------                             -------------------------

                                   SCHEDULE II

Set forth below is certain information required by Item 5 (c) of Schedule 13D with respect to all transactions by Fry's in the Common Stock during the past 60 days:



  DATE OF          NUMBER OF       PRICE PER                   WHERE AND HOW
TRANSACTION         SHARES          SHARE($)              TRANSACTION WAS EFFECTED
  4/19/01           100,000         0.31400                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

  4/20/01           200,000         0.36450                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

  4/20/01           200,000         0.31480                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

  4/26/01           250,000         0.49140                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

  4/27/01           250,000         0.56670                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

  4/30/01           200,000         0.56300                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

  5/1/01            350,000         0.60060                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

  5/8/01            400,000         0.65820                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

  5/9/01            400,000         0.82780                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

  5/10/01           400,000         1.00640                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

  5/11/01           400,000         1.23220                PURCHASED THROUGH THE
                                                           NASDAQ NATIONAL MARKET

                                  SCHEDULE 13D

--------------------------                             -------------------------
CUSIP NO. 231914102                                    PAGE 9 OF 9 PAGES
--------------------------                             -------------------------

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (and any amendment thereto filed by them) with respect to the shares of Common Stock, $.01 par value per share, of Cyberian Outpost, Inc., a/k/a Outpost.com.

Dated: May 18, 2001

                                        FRY'S ELECTRONICS, INC.


                                        By: /s/ Kathryn J. Kolder
                                           -------------------------------------
                                           Name: Kathryn J. Kolder
                                           Title: Executive Vice President



                                        THE TAW, L.P.


                                        By:  R.D.J., LLC, as General Partner


                                           By: /s/ David A. Fry
                                              ----------------------------------
                                              Name: David A. Fry
                                              Title: Member